Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Red White & Bloom Brands Inc. (the “Company”)

810 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2	Date of Material Change

February 8, 2022

Item 3	News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4	Summary of Material Change

On February 8, 2022, the Company announed that it received all regulatory approvals and it has closed its acquisition of PharmaCo, Inc. via RWB Michigan, LLC, the Company’s wholly owned subsidiary (“RWB Michigan”), in an all-stock transaction. Consideration for the transaction included the issuance of 37,000,000 units of the Company. Each Unit consisted of one common share and one series 2 convertible preferred share (each, a “Series 2 Preferred Share” and collectively, the “Series 2 Preferred Shares”) in the capital of the Company. Each Series 2 Preferred Share shall be convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022. The Series 2 Preferred shares are subject to a voluntary lock-up until January 1, 2023. The units were issued at a deemed price of CDN$0.90 per unit.

The Company also converted $30 million of previously advanced loans to PharmaCo into preferred shares in PharmaCo issued to RWB Michigan, LLC immediately prior to closing. Upon issuance, RWB Michigan, LLC will hold 100% of the ownership of PharmaCo.

The Company has also entered into agreements with certain creditors of PharmaCo for the settlement of an aggregate of CDN$4,048,000 of indebtedness, through the issuance of 4,024,000 units. The Series 2 Preferred Shares are subject to a voluntary lock-up until January 1, 2023.

Certain officers, directors, employees and advisors have been issued an aggregate of 500,000 stock options at $0.50 per share and 1,250,000 performance based restricted stock units with various vesting periods.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the attached news release for a full description of the Material Change.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Johannes van der Linde, Director

Phone: 604-687-2038

Item 9	Date of Report

February 15, 2022

Source: Red White & Bloom Brands Inc. February 08, 2022 10:51 ET

Red White & Bloom Closes Acquisition of PharmaCo with 21 Cannabis Licenses

•	State transfers 21 medical and adult-use cannabis licenses to RWB Michigan, LLC.
•	Acquisition includes:

--Eight fully operating dispensaries (five dually licensed);

--Two operational indoor cultivation facilities totaling over 30,000 sq. ft.;

--One municipally licensed 10-acre outdoor cultivation facility operationally ready for 2022 season;

--Two ready-to-open dispensaries; and

--22 owned properties for potential additional cultivation and dispensary locations.

•	RWB now fully licensed and integrated from seed-to-sale for medical and adult use cannabis in Michigan, a top U.S. market with $1.79 billion in 2021 cannabis sales
•	RWB expands to 180 employees in the State of Michigan

TORONTO and DETROIT, Feb. 08, 2022 (GLOBE NEWSWIRE) -- R ed White & Bloom Brands Inc. ( CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) a multi-state cannabis operator and house of premium brands, has received all regulatory approvals and has closed its acquisition of PharmaCo, Inc. via RWB Michigan, LLC, the Company’s wholly owned subsidiary (“RWB Michigan”), in an all-stock transaction. The transaction was originally announced on July 27, 2020. All dollar amounts are stated in U.S. dollars.

“I’m pleased to announce that we have closed on the PharmaCo acquisition and now control all aspects of our Michigan operations,” Brad Rogers, Red White & Bloom Chairman and CEO, stated. “This is a major milestone for RWB and its shareholders as we continue to execute key components of our growth strategy and build our house of brands across our core markets, as promised. We are now in the driver’s seat on over 20 assets across Michigan – one of the largest and fastest growing cannabis markets in the country.”

“RWB’s strategy is to optimally leverage regulatory frameworks in our core markets for success, financially and operationally,” Rogers continued. “Through our previous partnerships, we were able to propel our Platinum Vape® brand cartridges to the #1 most popular brand in Michigan and establish a solid distribution channel for additional branded products. As we take full control of our Michigan operations from seed- to-sale, our anticipated 2022 initiatives include extending our branded product lines, updating our dispensaries to heighten the customer experience, creating supply chain efficiencies and growing revenue and profitability.”

The PharmaCo acquisition expands RWB’s footprint in Michigan beyond its Warren manufacturing facility and its industry leading Platinum Vape® brand. RWB now owns and operates the following:

Dispensaries:

• Five & Dime - Detroit - https://www.fiveanddimedet.com/

• Shake & Bake - Detroit – https://shakeandbakedet.com/

• Motown Meds - Detroit– https://motownmedswest.com/

• Remedii Natural Health, Bay City - Bay City– https://remediibaycity.com/

• Dank on Arrival - Bay City– https://doabaycity.com/

• Remedii Natural Health, Battle Creek - Battle Creek– https://remediibattlecreek.com/

• The Remedii Station - Vassar– https://remediistation.com/

• Remedii Natural Health Stateline - Morenci – https://www.statelinewc.com/, and

• Two additional dispensary locations that are fully built out and ready to open

Cultivation:

• Two indoor cultivation facilities - Glendale and Marquette

• A 10-acre outdoor cultivation site - Au Gres.

Additional Assets

• Multiple assets for expansion of RWB’s dispensary and cultivation footprint.

A visual of RWB’s newly acquired entities can be found here.

“We welcome the many talented PharmaCo employees to the RWB team to continue their good work,” Rogers said. “We value their contributions and feel it is important to pay competitive wages and provide key leaders and employees with a stake in the company so they share in the rewards of helping RWB achieve its goals.”

RWB Michigan is committed to investing in the communities in which it is located. RWB will continue to carry the torch with local workforce organizations and community educational programs and partnerships that will provide workplace training and continuing education to qualified employees. Special consideration will be given to qualified local displaced auto workers and veterans.

RWB’s educational and community vision includes a directive of financial and charitable contributions to non-profit and local charities and civic causes within the communities in which it is privileged to do business.

Transaction Details

Consideration for the transaction includes the issuance of 37 million units of RWB (“Units”). Each Unit consists of one common share and one series 2 convertible preferred share (each, a “Series 2 Preferred Share” and collectively, the “Series 2 Preferred Shares”) in the capital of RWB. Each Series 2 Preferred Share shall be convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022. The Series 2 Preferred shares are subject to a voluntary lock-up until January 1st, 2023. The Units were issued at a deemed price of CDN$0.90 per unit.

In addition, RWB has converted $30 million of previously advanced loans to PharmaCo into preferred shares in PharmaCo issued to RWB Michigan immediately prior to closing. Upon issuance, RWB Michigan will hold 100% of the ownership of PharmaCo.

Settlement of Debt with PharmaCo Debt Holders

RWB has entered into agreements with certain creditors of PharmaCo for the settlement of an aggregate of CDN$4,048,000 of indebtedness, through the issuance of 4,024,000 Units. The Series 2 Preferred Shares are subject to a voluntary lock-up until January 1st, 2023. All shares issued in connection with the debt settlement will be subject to a hold period of four months and one day for Canadian holders and subject to applicable restrictions in accordance with Rule 144 for U.S. holders. The debt settlement is expected to close in the coming days.

Granting of options and performance-based restricted stock units

Certain officers, directors, employees and advisors have been issued an aggregate of 500,000 stock options at $0.50 per share and 1,250,000 performance based restricted stock units with various vesting periods.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products. Visit website: www.RedWhiteBloom.com, or follow RWB on social media:

Twitter: @rwbbrands;

Facebook: @redwhitebloombrands;

Instagram: @redwhitebloombrands.

CONTACT:

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director, Circadian Group IR, IR@RedWhiteBloom.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.